(d)(1)(A)(ii)

May 1, 2021

Voya Investors Trust

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258

Ladies and Gentlemen:

By this letter dated May 1, 2021, we have agreed to waive a portion of the management fee, as set forth in the table below, payable to us under the Investment Management Agreement, dated May 1, 2017, between Voya Investments, LLC and Voya Investors Trust (the "Agreement"), with respect to Voya High Yield Portfolio, VY® Morgan Stanley Global Franchise Portfolio, and VY® T. Rowe Price Equity Income Portfolio (each a "Portfolio" and collectively, the "Portfolios"), each a series of Voya Investors Trust, indicated in the table below. By this letter, we agree to waive that fee for the period from May 1, 2021 through May 1, 2022.

Voya Investments, LLC acknowledges that any fees waived during the term of this Agreement shall not be eligible for recoupment at any time in the future.

Series	Waiver
(as a percentage of
average daily net assets)
Voya High Yield Portfolio	0.015%
VY® Morgan Stanley Global Franchise	0.026%
Portfolio
VY® T. Rowe Price Equity Income Portfolio	0.030%

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Investors Trust.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

May 1, 2021

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Very sincerely,

By: /s/ Todd Modic____________

Todd Modic

Senior Vice President

Voya Investments, LLC

Agreed and Accepted: Voya Investors Trust

(on behalf of the Portfolios)

By: /s/ Kimberly A. Anderson

Kimberly A. Anderson

Senior Vice President